Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Second Quarter 2008

The following discussion of the financial condition and results of operations should be read in conjunction with the 2007 Consolidated Financial Statements and the June 30, 2008 Interim Consolidated Financial Statements, which we prepared in accordance with Canadian GAAP. A reconciliation to United States GAAP is disclosed in note 20 to the 2007 Consolidated Financial Statements. All dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of July 18, 2008.

Certain statements contained in the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) constitute forward-looking statements within the meaning of section 27A of the U.S. Securities Act and section 21E of the U.S. Exchange Act, including, without limitation, statements related to our future growth, trends in our industry, our financial or operational results, and our financial or operational performance. Such forward-looking statements are predictive in nature, and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in any applicable Canadian securities legislation. Forward-looking statements are not guarantees of future performance. You should understand that the following important factors could affect our future results and could cause those results to differ materially from those expressed in such forward-looking statements: the effects of price competition and other business and competitive factors generally affecting the EMS industry, including the trend for outsourcing; our dependence on a limited number of customers; the challenges of effectively managing our operations during uncertain economic conditions; variability of operating results among periods; the challenge of managing rising energy prices; the challenge of responding to lower-than-expected customer demand; our inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities; our dependence on industries affected by rapid technological change; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process. These and other risks and uncertainties, as well as other information related to the company, are discussed in our various public filings at www.sedar.com and www.sec.gov, including our Annual Report on Form 20-F and subsequent reports on Form 6-K filed with the U.S. Securities and Exchange Commission and our Annual Information Form filed with the Canadian Securities Commissions.

Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should read this document with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even if our situation changes in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We provide end-to-end product lifecycle solutions to original equipment manufacturers (OEMs) in the communications, enterprise computing, consumer, industrial, aerospace and defense, and medical markets.

To support our customers’ products throughout their entire lifecycle, we provide end-to-end solutions including design, supply chain management, manufacturing and systems integration, fulfillment and after-market services.  We believe these end-to-end product lifecycle solutions will help our customers eliminate waste from their supply chains, resulting in lower product lifecycle costs and greater returns.

Our global operating network spans the Americas, Asia and Europe.  In an effort to drive speed and flexibility for our customers, we conduct the majority of our business through eight full-service mega-sites, strategically located around the world.  Through our Ring Strategy, we align a network of suppliers around each of our mega-sites in order to increase flexibility in our supply chain, deliver shorter overall product lead times and reduce inventory.  We operate additional sites around the globe with certain supply chain management and high-mix/low-volume manufacturing capabilities to meet the specific requirements of customers in markets such as the aerospace, defense and industrial sectors.

Through our mega-sites and while deploying our Total Cost of Ownership (TCOO™) Strategy, we strive to provide our customers with the lowest total cost of ownership throughout the product lifecycle. This approach enables us to focus our capabilities on broad solutions that address the total cost of production, delivery and after-market support for our customers’ products, which can help drive greater levels of efficiency and improved service levels throughout our customers’ supply chain.

We depend upon a relatively small number of customers for a significant portion of our revenue.  Historically, revenue from our top ten customers has accounted for approximately 60% of our total revenue.  In addition, the majority of our revenue historically has been derived from customers in the communications and enterprise computing markets.

Overview of business environment:

Since the 1990s, OEMs have shifted more of their manufacturing and supply chain activities to EMS providers in an effort to drive greater manufacturing flexibility and to improve their financial returns.  In response, the EMS industry has grown rapidly and its capabilities and services have evolved.

The EMS industry is highly competitive with multiple global EMS providers competing for the same customers and programs.  Although the industry is characterized by significant revenue opportunities, operating margins are comparatively low. The recent increases in energy prices have resulted in higher raw materials and transportation costs for the EMS industry which could impact operating margins.  Asset utilization is also an important factor affecting operating margins.  The amount of available manufacturing capacity and the location of that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive.  As a result, return-on-invested-capital, which encompasses operating margins, inventory management, accounts receivable and accounts payable, is one of the most important metrics for measuring an EMS provider’s financial success.

EMS companies are exposed to a variety of customers and end markets. Demand visibility is limited which makes revenue in each of our end markets difficult to predict.  This is primarily due to the shorter product lifecycles inherent in technology markets, rapid shifts in technology for our customers’ products, and general economic uncertainty.  In the early 2000s, a global economic downturn led to a decline in demand for many technology products.  This negatively impacted the operations of many EMS providers.  The recent economic conditions and uncertainty may have an impact over the next several quarters and beyond.

Summary of Q2 2008

The following table sets forth, for the periods indicated, certain key operating results and other financial information (in millions, except per share amounts):

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Revenue	$1,937.0	$1,876.3	$3,779.3	$3,712.0
Gross profit	90.6	125.5	169.2	240.5
Selling, general and administrative expenses (SG&A)	71.0	71.6	145.4	137.9
Net earnings (loss)	(19.2)	39.8	(53.5)	69.6

Basic earnings (loss) per share	$(0.08)	$0.17	$(0.23)	$0.30
Diluted earnings (loss) per share	$(0.08)	$0.17	$(0.23)	$0.30

	As at December 31 2007	As at June 30 2008

Cash	$1,116.7	$1,203.0
Total assets	4,470.5	4,505.6
Total long-term financial liabilities	758.5	758.8

Revenue for the second quarter of 2008 of $1.88 billion decreased 3% from $1.94 billion for the same period in 2007.  This year-over-year decrease in revenue was due to lower volumes primarily from our servers end market, and the impact of customer disengagements from previous quarters primarily in the enterprise communications end market, which more than offset the increase in revenue primarily from customers in our consumer and telecommunications end markets.  Year-over-year revenue decreased 4% as a result of customer disengagements.

Our supply chain and manufacturing network in Europe is comprised of facilities in the Czech Republic, Spain, Ireland and Romania. These facilities continue to be underutilized and generated operating losses of $7 million in the first half of 2008 compared to operating losses of $22 million for the first half of 2007.  We continue to attract new customers to fill the available capacity in these facilities. We expect additional new programs will ramp up in this region in the second half of 2008, enabling us to achieve break-even levels in Europe by the end of 2008.

Gross profit for the second quarter of 2008 increased approximately 40% from the second quarter of 2007 primarily due to improvements in Mexico and Europe. We also continue to benefit from cost reductions, restructuring actions, the impact of renegotiating or exiting unprofitable accounts and the streamlining of processes throughout the company.  Gross margin as a percentage of revenue was 6.7% in the second quarter of 2008 compared to 4.7% for the same period in 2007.

SG&A expenses for the second quarter of 2008 as a percentage of revenue were 3.8% compared to 3.7% of revenue for the same period in 2007.  The increase in percentage primarily reflects the lower revenue in the second quarter of 2008. On an absolute basis, SG&A expenses increased 1% year-over-year primarily from higher variable compensation costs partially offset by foreign exchange gains.

In January 2008, we announced that we would incur additional restructuring charges of between $50 million and $75 million to complete our planned restructuring actions and to further reduce fixed costs and overhead expenses. In the first half of 2008, we recorded restructuring charges of $6.9 million.  We expect to record the remainder of the restructuring charges throughout 2008 and 2009 and to complete these actions during the second half of 2009.

Other performance indicators:

In addition to the key financial, revenue and earnings-related metrics described above, management regularly reviews the following working capital metrics:

	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08

Days in accounts receivable	45	42	42	39	44	42
Days in inventory	59	50	44	38	42	42
Days in accounts payable	(80)	(66)	(66)	(64)	(73)	(71)
Cash cycle days	24	26	20	13	13	13

Days in accounts receivable (A/R) is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P (including accruals) for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and inventory, less the days in A/P.

Cash cycle days for the second quarter of 2008 improved 13 days compared to the second quarter of 2007 primarily as a result of improved inventory management. We continue to focus on reducing inventory and improving our inventory turns.  In the second quarter of 2008, we achieved inventory turns of 8.7, up from 7.3 turns in the second quarter of 2007.  Cash cycle days for the second quarter of 2008 was flat sequentially, although A/R days decreased reflecting an improved aging profile.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant accounting policies and methods used in the preparation of the financial statements are described in note 2 to the 2007 Consolidated Financial Statements. Effective January 1, 2008, we adopted the new accounting standards for inventories, financial instruments and capital disclosures, which are summarized in note 2 to the June 30, 2008 Interim Consolidated Financial Statements.  We evaluate our estimates and assumptions on a regular basis, based on historical experience and other relevant factors. Actual results could differ materially from these estimates and assumptions. The critical accounting policies that are impacted by judgments, assumptions and estimates used in the preparation of our financial statements are disclosed in the 2007 MD&A included in our Annual Report on Form 20-F.

Operating Results

We are required to disclose certain information in our financial statements regarding operating segments, products and services, geographic areas and major customers.  Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  Our operating segment is comprised of our electronics manufacturing services business.

Our annual and quarterly operating results vary from period to period as a result of the level and timing of customer orders, fluctuations in materials and other costs, and the relative mix of value-add products and services. The level and timing of customer orders will vary due to their attempts to balance their inventory, changes in their supply chain strategies or suppliers, variation in demand for their products and general economic conditions. Our annual and quarterly operating results are affected by: the mix and seasonality of business in each of our end markets; price competition; mix of manufacturing value-add; the degree of automation used in the assembly process; capacity utilization; manufacturing effectiveness and efficiency; shortages of components or labor; costs of ramping up programs; customer product delivery requirements; costs and inefficiencies of transferring programs between facilities; the loss of programs and customer disengagements; the impact of foreign exchange fluctuations; the performance of third-party providers for certain IT systems and production support; the ability to manage inventory and property, plant and equipment effectively; the ability to manage rising labor, energy and transportation costs effectively; the timing of expenditures in anticipation of forecasted sales levels; the timing of acquisitions and related integration costs, and other factors.

The table below sets forth certain operating data expressed as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	95.3	93.3	95.5	93.5
Gross profit	4.7	6.7	4.5	6.5
SG&A	3.7	3.8	3.8	3.7
Amortization of intangible assets	0.3	0.2	0.3	0.2
Other charges	—	0.2	0.2	0.2
Interest expense, net of interest income	0.7	0.6	0.8	0.5
Earnings (loss) before income taxes	—	1.9	(0.6)	1.9
Income taxes recovery (expense)	(1.0)	0.2	(0.8)	—
Net earnings (loss)	(1.0)%	2.1%	(1.4)%	1.9%

Revenue:

Revenue for the second quarter of 2008 of $1.88 billion decreased 3% from $1.94 billion for the same period in 2007.  Revenue decreased 2% to $3.7 billion in the first half of 2008 compared to the same period in 2007.  Year-over-year revenue decreased for both periods in 2008 due to lower volumes associated with weaker end-market demand primarily in the servers end market, and the impact of customer disengagements from previous quarters primarily in the enterprise communications end market, which more than offset the increase in revenue primarily from customers in our consumer and telecommunications end markets.  Year-over-year revenue for the second quarter and first half of 2008 decreased 4% and 6%, respectively, as a result of customer disengagements.

The following table shows the end markets we serve as a percentage of revenue for the periods indicated:

	Three months ended June 30		Three months ended March 31
	2007	2008	2008

Enterprise communications	29%	27%	27%
Consumer	18%	23%	22%
Servers	20%	17%	18%
Telecommunications	14%	15%	15%
Storage	11%	10%	11%
Industrial, aerospace and defense	8%	8%	7%

Our revenue and operating results vary from period to period depending on the level of business and seasonality in each of our end markets, as well as the mix and complexity of the products being manufactured, among other factors.

Although we have diversified our end markets over the past several years, we are dependent on a limited number of customers in the enterprise computing (comprised of servers and storage), communications (comprised of enterprise communications and telecommunications) and consumer end markets for a substantial portion of our revenue.

For the second quarter and first half of 2008, no customer represented more than 10% of total revenue. For the second quarter and first half of 2007,  two customers, Cisco Systems and Sun Microsystems, represented more than 10% of total revenue.

Whether any of our customers account for more than 10% of revenue in any period depends on various factors affecting our business with that customer or with other customers, including seasonality of business, new program wins, program consolidations or losses, the phasing in or out of programs, changes in end-market demand, price competition and changes in our customers’ supplier base or supply chain strategies.

The following table shows our customer concentration as a percentage of total revenue for the periods indicated:

	Three months ended June 30
	2007	2008

Top 10 customers	64%	62%

We are dependent upon continued revenue from our largest customers. There can be no assurance that revenue from these or any other customers will not decrease in absolute terms or as a percentage of total revenue. Any material decrease in revenue from these or other customers could have a material adverse effect on our results of operations. A continuing economic downturn or uncertainty could adversely affect our customers and negatively impact our financial results.

We believe our growth depends on increasing sales to existing customers for their current and future product generations. To achieve this, we are focused on offering end-to-end product lifecycle solutions to include design, supply chain management, manufacturing and systems integration, fulfillment and after-market services.  We also actively pursue new customers to expand our end-market penetration and diversify our end-market mix.  In our industry, customers may cancel contracts and volume levels can be changed or delayed.  We cannot assure the timely replacement of delayed, cancelled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services, which could have a material adverse impact on our results of operations.

Gross profit:

The following table is a breakdown of gross profit and gross margin as a percentage of revenue for the periods indicated:

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Gross profit (in millions)	$90.6	$125.5	$169.2	$240.5
Gross margin	4.7%	6.7%	4.5%	6.5%

Gross profit for the second quarter and first half of 2008 increased approximately 40% from the same periods in 2007 primarily due to improvements in Mexico and Europe.  In addition, we continue to benefit from cost reductions,  restructuring actions, the impact of renegotiating or exiting unprofitable accounts and the streamlining of processes throughout the company.

The nature of our business causes gross margin to fluctuate based on: product volume and mix; production efficiencies; utilization of manufacturing capacity; material and labor costs; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; cost structures at individual sites, and other factors, including pricing pressures from competitors. In addition, the availability of components is subject to lead time and other constraints that could affect our revenue and margins.

Selling, general and administrative expenses:

SG&A expenses increased 1% to $71.6 million (3.8% of revenue) in the second quarter of 2008 compared to $71.0 million (3.7% of revenue) for the same period in 2007.  SG&A expenses for the first half of 2008 decreased 5% to $137.9 million (3.7% of revenue) compared to the same period in 2007.  The increase in SG&A expenses for the second quarter of 2008 is due primarily to higher variable compensation costs partially offset by foreign exchange gains. The decrease in SG&A expenses for the first half of 2008 is due primarily to foreign exchange gains.  During 2008, we recorded foreign exchange gains in Canada and Europe as a result of changes to the Euro, Czech koruna and Canadian dollar compared to the U.S. dollar. The amount of foreign exchange gains or losses will fluctuate from quarter to quarter and is dependent on market conditions and the value of our asset or liability positions in each period.

Other charges:

We have recorded the following restructuring charges for the periods indicated (in millions):

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

2001 to 2004 restructuring	$0.9	$0.6	$0.5	$0.9
2005 to 2009 restructuring	1.6	3.0	10.0	6.0
Total restructuring	$2.5	$3.6	$10.5	$6.9

We have recorded restructuring charges each year since 2001 in an effort to respond to the structural changes in our industry and the challenging economic environment for many technology products. These charges reflect actions that were undertaken primarily in regions with higher-cost structures such as the Americas and Europe, and were largely intended to align our capacity and global manufacturing network to anticipated customer requirements and lower demand levels.  Restructuring actions have included reducing our workforce, consolidating facilities and shifting our production from higher- cost geographies to lower-cost geographies.

We have completed the major components of our 2001 to 2004 restructuring plans, except for certain long-term lease and other contractual obligations which we expect to pay out over the remaining lease terms through 2015.

At the end of 2007, we identified additional restructuring actions to drive further operational improvements throughout our manufacturing network.  These actions include a reduction in workforce and the closure of certain facilities. We plan to transfer the programs from the facilities we close to our other facilities.  We expect our overall utilization and operating efficiency to improve as we complete these restructuring actions.  As we finalize the detailed plans of these restructuring actions, we will recognize the related charges.  We estimate the additional restructuring charges to be in the range of $50 million to $75 million which we expect to record throughout 2008 and 2009. In the first half of 2008, we recorded restructuring charges of $6.9 million.

We expect to complete the balance of our 2005 to 2009 restructuring actions during the second half of 2009.  Our lease and other contractual obligations will be paid out over the remaining lease terms through 2010.

To date, we have released approximately 32,600 employees from the business in connection with all of our restructuring activities. Approximately 70% of the employee terminations were in the Americas, 25% in Europe and 5% in Asia. As a result of all our restructuring actions to date, we have closed or downsized over 50 facilities, primarily in the Americas and Europe. All cash outlays have been, and currently foreseeable outlays are expected to be, funded from cash on hand.

We will continue to evaluate our operations and may propose future restructuring actions as a result of changes in the marketplace and/or our exit from less profitable operations or services no longer demanded by our customers.

Interest expense on long-term debt and other interest income/expense:

Interest expense on long-term debt in the second quarter of 2008 was $13.7 million compared to $17.6 million for the same period in 2007.  Interest expense on long-term debt for the first half of 2008 was $28.2 million compared to $35.2 million for the same period in 2007.  Our interest expense primarily includes the interest costs on the 2011 and 2013 Notes. The average interest rate on the 2011 Notes, after reflecting the variable interest swap, was 5.7% and 6.7%, respectively, for the second quarter and first half of 2008 (8.4% for the same periods in 2007). The interest rate on the 2013 Notes is fixed at 7.625%.

In addition, we have marked-to-market the bifurcated embedded prepayment options in our debt instruments and have applied the fair value hedge accounting to our interest rate swaps and our hedged debt obligation (2011 Notes).  The change in the fair values are recorded in interest expense on long-term debt. For the second quarter of 2008, we recorded an increase in interest expense of $0.4 million and for the first half of 2008, we reduced interest expense by $0.7 million (second quarter and first half of 2007 – increased interest expense by $0.6 million and $1.4 million, respectively).  The mark-to-market adjustment fluctuates as it is dependent on interest rate market conditions.

Interest income, net of interest expense, in the second quarter of 2008 was $3.4 million compared to $2.3 million for the same period in 2007.  Interest income, net of interest expense, for the first half of 2008 was $9.2 million compared to $3.5 million for the same period in 2007.  The increase in interest income during 2008 primarily reflects the interest earned on larger cash balances and lower costs associated with the accounts receivable sales program.

Income taxes:

Income tax recovery for the second quarter of 2008 was $4.0 million on earnings before tax of $35.8 million compared to an income tax expense of $19.3 million for the same period in 2007 on earnings before tax of $0.1 million.  Income tax recovery for the first half of 2008 was $1.3 million on earnings before tax of $68.3 million compared to an income tax expense of $28.2 million for the same period in 2007 on a loss before tax of $25.3 million. Current income taxes for the second quarter and first half of 2008 consisted primarily of the tax expense in jurisdictions with current taxes payable and a tax recovery related to Canadian tax reserves estimated as a result of ongoing Canadian tax audits.  Deferred income taxes for the second quarter and first half of 2008 were comprised primarily of the deferred tax recovery on losses in Canada and a deferred tax expense related to changes in our expectations regarding tax uncertainties.  During 2007, our deferred income taxes were impacted significantly by the unrealized foreign exchange gains in Canada. In December 2007, we reorganized our inter-company loans to reduce our future exposure in Canada to taxable foreign exchange fluctuations and our exposure on our future deferred income taxes.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly quarter to quarter due to the mix and volume of business in lower tax jurisdictions within Europe and Asia, tax holidays and tax incentives that have been negotiated with the respective tax authorities (which expire between 2009 and 2015), restructuring charges, operating losses, certain tax exposures, the time period in which losses may be used under tax laws and the valuation allowances recorded on deferred income tax assets.  We expect to continue to comply with the conditions governing the tax holidays.

In certain jurisdictions, we currently have significant net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. We have determined that a valuation allowance of $584.2 million is required in respect of our deferred income tax assets as at June 30, 2008 (December 31, 2007 — $588.8 million).

As at June 30, 2008, the net deferred income tax liability balance was $55.4 million (December 31, 2007 — $57.3 million).

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits by local tax authorities of historical information which could result in additional tax expense in future periods relating to prior results. Any such increase in our income tax expense and related interest and penalties could have a significant impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, products and services to, and may from time to time undertake certain significant transactions with other subsidiaries in different jurisdictions. In general, inter-company transactions, and in particular inter-company financing and transfer pricing policies, are subjected to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s length pricing principles, and that contemporaneous documentation must exist to support such pricing.

We are subject to tax audits by local tax authorities. Tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 should have been materially higher as a result of certain inter-company transactions.  The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties. We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact.  However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

Liquidity and Capital Resources

Liquidity

The following table shows key liquidity metrics for the periods indicated (in millions):

	As at December 31	As at June 30
	2007	2008

Cash and cash equivalents	$1,116.7	$1,203.0

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Cash provided by (used in) operations	$55.8	$68.2	$(45.5)	$115.6
Cash used in investing activities	(13.8)	(14.0)	(12.6)	(28.6)
Cash provided by (used in) financing activities	0.9	(0.5)	1.4	(0.7)

Cash provided by (used in) operations:

During the second quarter of 2008, we generated $68.2 million in cash primarily from earnings after adding back non-cash charges.

Cash used in investing activities:

During the second quarter of 2008, our capital expenditures were incurred primarily to expand manufacturing capabilities in China and Mexico to support new customer programs.  During 2007, the cash used to purchase equipment and expand facilities was partially offset by cash proceeds from the sale of facilities and assets.

Cash requirements:

In June 2004, we issued Senior Subordinated Notes due July 2011 with an aggregate principal amount of $500.0 million and a fixed interest rate of 7.875%.   In June 2005, we issued Senior Subordinated Notes due July 2013 with an aggregate principal amount of $250.0 million and a fixed interest rate of 7.625%.  We entered into agreements to swap the fixed interest on the 2011 Notes with a variable interest rate based on LIBOR plus a margin.  Interest on the 2011 and 2013 Notes is payable in January and July of each year until maturity.  These Notes are unsecured and are subordinated in right of payment to all our senior debt. We are now entitled to redeem the 2011 Notes and will be entitled to redeem the 2013 Notes on or after July 1, 2009, in each case at various premiums above face value. The Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes.  These covenants also place limitations on debt incurrence, the sale of assets and our ability to incur additional debt.  We were in compliance with all covenants at June 30, 2008.

As of July 18, 2008, we had committed approximately $20 million in capital expenditures, principally for machinery and equipment and facilities in our lower cost geographies to support new customer programs.  Based on our current operating plans, we anticipate capital spending for 2008 to be between 1% and 1.25% of revenue, and expect to fund this spending from cash on hand. In addition, we regularly review acquisition opportunities and, as a result, could require additional debt or equity financing to fund these transactions.

We have provided routine indemnifications, the terms of which range in duration and often are not explicitly defined. These include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these indemnifications.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions.  In an amended complaint, the plaintiffs have added one of our directors and Onex Corporation as defendants. A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers, in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

Capital Resources

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business.  Our capital resources consist of cash, short-term investments, access to credit facilities, senior subordinated notes and share capital.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions.  We have full access to a $300.0 million credit facility and we can sell up to $250.0 million, on a committed basis, under an accounts receivable sales program to provide short-term liquidity.  Our credit facility has restrictive covenants relating to debt incurrence and the sale of assets.  The facility also contains financial covenants that may limit the available amount of debt that can be incurred under the facility.  We closely monitor our business performance to evaluate compliance with our covenants.  Our 2011 and 2013 Notes also have restrictions on financing activities.  We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants.

There were no significant changes to our capital structure during the first half of 2008.  We have not distributed, nor do we currently plan to distribute, any dividends to our shareholders.

Our strategy on capital risk management has not changed since year end.  Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.

We have a revolving credit facility for $300.0 million which matures in April 2009.  We have pledged certain assets, including the shares of certain North American subsidiaries, as security.  At June 30, 2008, we have full access to the facility.  The facility includes a $25.0 million swing-line facility that provides for short-term borrowings up to a maximum of seven days. Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There were no borrowings outstanding under this facility at June 30, 2008. Commitment fees for the first half of 2008 were $0.9 million.  The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. We were in compliance with all covenants at June 30, 2008.

We have additional uncommitted bank overdraft facilities available for operating requirements.  At June 30, 2008, we had $49.5 million of available credit under these facilities. There were no borrowings outstanding under these facilities at June 30, 2008.

We believe that cash flow from operating activities, together with cash on hand and borrowings available under our credit facility (which are undrawn), will be sufficient to fund currently anticipated working capital, planned restructuring and capital spending, and debt service requirements for the next 12 months. Historically, we have funded our operations from the proceeds of public offerings of equity and debt securities, cash generated from operations, bank debt, sales of accounts receivable and equipment lease financings. We expect to continue to enter into debt and equity financings, sales of accounts receivable and lease transactions to fund anticipated growth and acquisitions. The issuance and timing of additional equity or convertible debt securities could dilute current shareholders’ positions. Further, we may issue debt securities that have rights and privileges senior to equity holders, and the terms of this debt could impose restrictions on our operations. Such financings and other transactions may not be available on terms acceptable to us or at all.  At June 30, 2008, we had significant cash balances in excess of our debt obligations.

Both Standard and Poor’s and Moody’s Investors Service provide ratings on our senior subordinated notes and a corporate rating on Celestica. These credit ratings reflect the agencies’ current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial program. The agencies take many factors into consideration when providing a rating including, but not limited to, an industry’s operating environment, financial performance of the debtor, creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and the currency in which the obligation is denominated. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization. A rating does not comment as to market price or suitability for a particular investor.

At July 18, 2008, our Standard and Poor’s corporate rating is B+ and our senior subordinated notes rating is B, with a stable outlook. The notes rating, which is 14th out of 20 on the rating scale, means that the obligor currently has the capacity to meet its financial commitment on the obligation but adverse business, financial or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. At July 18, 2008, our Moody’s Investor Service corporate rating is B1 and our senior subordinated notes rating is B3, with a stable outlook. The subordinated notes rating is 16th out of 21 on the rating scale. Obligations rated B3 are considered to be in the lower-range of obligations that are judged to be speculative and subject to high credit risk. A reduction in our credit ratings could adversely impact our future cost of borrowing.

In November 2005, we entered into an agreement to sell certain accounts receivable to a third-party bank (which has a Standard and Poor’s rating of AA–), and other qualified purchasers. The program provides for the sale of up to $250.0 million in accounts receivable on a committed basis. The program also provides for the sale of certain accounts receivable in excess of the committed amount at the discretion of the purchasers. As of June 30, 2008, we have sold approximately $125 million (December 31, 2007 — $225 million) in accounts receivable to the third-party bank under this program. As a result of our strengthening cash position, we have been reducing the amount of the accounts receivable sold under this arrangement.  This program expires in November 2008.  We intend to renew this agreement or to enter into a similar agreement before the expiration of this current program.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including certificates of deposit and money market funds.

Most of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, facilities costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience transaction and translation gains or losses because of currency fluctuations. We have a foreign exchange risk management policy in place to control our hedging activities and we do not enter into speculative trades. At June 30, 2008, we had forward foreign exchange contracts covering various currencies in an aggregate notional amount of $488.4 million. Our contracts generally extend for periods of up to 15 months.  The majority of these contracts expire by September 2009. The fair value of these contracts at June 30, 2008 was a net unrealized gain of $3.4 million. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations and generally involves entering into contracts to trade U.S. dollars for various currencies at future dates. We may, from time to time, enter into additional hedging transactions to minimize our exposure to foreign currency. We cannot be assured that our hedging transactions will be successful.  Our largest foreign currency contracts are for the Canadian dollar, Thai baht, Malaysian ringgit, Mexican peso, Czech koruna, Singapore dollar and the Euro.

In connection with the 2011 Notes, we entered into agreements to swap the fixed rate of interest for a variable rate based on LIBOR plus a margin. The notional amount of the agreements, which mature July 2011, is $500.0 million. The fair value of the interest rate swap agreements at June 30, 2008 was an unrealized gain of $8.8 million. The average interest rate on the 2011 Notes for the second quarter and first half of 2008 was 5.7% and 6.7%, respectively (8.4% for the same periods in 2007), after reflecting the interest rate swaps. We are exposed to interest rate risks due to fluctuations in the LIBOR rate. A one-percentage point increase in the LIBOR rate would increase interest expense on the 2011 Notes by $5.0 million annually.

We are exposed to a variety of financial risks as part of our operations.  See note 12 to the June 30, 2008 Interim Consolidated Financial Statements and note 15 to the 2007 Consolidated Financial Statements.

Outstanding Share Data

As at July 18, 2008, we had 199.5 million outstanding subordinate voting shares and 29.6 million outstanding multiple voting shares.

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934 (the Exchange Act)) designed to ensure that information we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the quarter. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15 and 15d-15 under the Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met.  Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected.  Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal controls over financial reporting:

During the second quarter of 2008, there were no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management’s report on internal control over financial reporting:

Reference is made to our 2007 Management’s report on page F-1 of our Annual Report on Form 20-F.  Our auditors, KPMG LLP, an independent registered public accounting firm, has issued an audit report on our internal controls over financial reporting for the year ended December 31, 2007.  This report appears on page F-2 of our Annual Report on Form 20-F.

Unaudited Quarterly Financial Highlights (in millions, except per share amounts)

	2006		2007				2008
	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter

Revenue	$2,392.4	$2,261.8	$1,842.3	$1,937.0	$2,080.6	$2,210.5	$1,835.7	$1,876.3
Gross profit %	5.6%	3.9%	4.3%	4.7%	5.8%	6.0%	6.3%	6.7%
Net earnings (loss)	$(42.1)	$(60.8)	$(34.3)	$(19.2)	$51.5	$(11.7)	$29.8	$39.8
# of basic shares	227.2	227.6	228.4	229.0	229.1	229.1	229.1	229.2
# of diluted shares	227.2	227.6	228.4	229.0	229.1	229.1	229.2	230.4
Net earnings (loss):
per share - basic	$(0.19)	$(0.27)	$(0.15)	$(0.08)	$0.22	$(0.05)	$0.13	$0.17
per share - diluted	$(0.19)	$(0.27)	$(0.15)	$(0.08)	$0.22	$(0.05)	$0.13	$0.17

Comparability quarter-to-quarter:

The quarterly data reflects the following:

•                  the third and fourth quarters of 2006 were impacted by a net inventory charge relating to two of our facilities;

•                  the fourth quarters of 2006 and 2007 include the results of our annual impairment testing of long-lived assets; and

•                  all quarters of 2006, 2007 and 2008 were impacted by our announced restructuring plans. The amounts vary from quarter to quarter.

Second quarter 2008 compared to first quarter 2008:

Sequentially, revenue for the second quarter of 2008 increased 2% to $1.9 billion from $1.8 billion for the first quarter of 2008 primarily from higher volumes from some existing customers.  Gross margins have increased to 6.7% of revenue for the second quarter of 2008 from 6.3% for the first quarter of 2008, reflecting higher revenue levels and continued improvements throughout the company. SG&A expenses increased sequentially from the first quarter of 2008 reflecting higher variable compensation costs and lower foreign exchange gains.

Second quarter 2008 actual compared to guidance:

On April 24, 2008, we provided the following guidance for the second quarter of 2008:

	Q2 08
	Guidance	Actual
Revenue (in billions)	$ 1.8 to $ 2.0	$1.9
Adjusted net earnings per share	$ 0.13 to $ 0.19	$0.17

Our guidance is provided only on an adjusted net earnings (defined below) basis as it is difficult to forecast the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair value accounting for stock options and securities repurchases, management believes adjusted net earnings are a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and to allow the comparison of operating results with its competitors in the U.S. and Asia. Excluded from adjusted net earnings are the effects of other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), acquisition-related charges (amortization of intangible assets and integration costs related to acquisitions), option expense and option exchange costs, gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments and any significant deferred tax write-offs or recovery.  The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.  Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP.

Revenue and adjusted net earnings per share for the second quarter of 2008 were within our published guidance.

The following table is a reconciliation of adjusted net earnings (loss) to Canadian GAAP net earnings (loss) for the indicated periods (in millions, except per share amounts):

	2007			2008
Three months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,937.0	$—	$1,937.0	$1,876.3	$—	$1,876.3
Cost of sales (1)	1,846.4	(0.9)	1,845.5	1,750.8	(0.8)	1,750.0
Gross profit	90.6	0.9	91.5	125.5	0.8	126.3
SG&A (1)	71.0	(0.5)	70.5	71.6	(1.4)	70.2
Amortization of intangible assets	5.1	(5.1)	—	4.2	(4.2)	—
Other charges	(0.9)	0.9	—	3.6	(3.6)	—
Operating earnings - EBIAT	15.4	5.6	21.0	46.1	10.0	56.1
Interest expense, net	15.3	—	15.3	10.3	—	10.3
Net earnings before tax	0.1	5.6	5.7	35.8	10.0	45.8
Income tax expense (recovery)	19.3	(18.5)	0.8	(4.0)	10.9	6.9
Net earnings (loss)	$(19.2)	$24.1	$4.9	$39.8	$(0.9)	$38.9

W.A. # of shares (in millions) - diluted	229.0		229.2	230.4		230.4
Earnings (loss) per share - diluted	$(0.08)		$0.02	$0.17		$0.17

	2007			2008
Six months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$3,779.3	$—	$3,779.3	$3,712.0	$—	$3,712.0
Cost of sales (1)	3,610.1	(1.9)	3,608.2	3,471.5	(1.8)	3,469.7
Gross profit	169.2	1.9	171.1	240.5	1.8	242.3
SG&A (1)	145.4	(1.1)	144.3	137.9	(2.1)	135.8
Amortization of intangible assets	11.1	(11.1)	—	8.4	(8.4)	—
Integration costs relating to acquisitions	0.1	(0.1)	—	—	—	—
Other charges	6.2	(6.2)	—	6.9	(6.9)	—
Operating earnings - EBIAT	6.4	20.4	26.8	87.3	19.2	106.5
Interest expense, net	31.7	—	31.7	19.0	—	19.0
Net earnings (loss) before tax	(25.3)	20.4	(4.9)	68.3	19.2	87.5
Income tax expense (recovery)	28.2	(28.9)	(0.7)	(1.3)	14.5	13.2
Net earnings (loss)	$(53.5)	$49.3	$(4.2)	$69.6	$4.7	$74.3

W.A. # of shares (in millions) - diluted	228.7		228.7	229.7		229.7
Earnings (loss) per share - diluted	$(0.23)		$(0.02)	$0.30		$0.32

(1)  Non-cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

Third quarter 2008 guidance:

On July 24, 2008, we provided the following guidance for the third quarter of 2008:

Q3 08 – Guidance
Revenue (in billions)	$ 1.9 to $ 2.1
Adjusted net earnings per share	$ 0.17 to $ 0.23

Our revenue guidance for the third quarter of 2008 represents a 7% sequential increase from our second quarter of 2008, using the midpoint of our revenue guidance, and reflects primarily the higher revenue from some of our consumer customers. We believe we have made sustainable improvements in our cost structure and this is reflected in our adjusted net earnings per share guidance.

Our guidance for the third quarter of 2008 is based on various assumptions which management believes are reasonable under the current circumstances but which may prove to be inaccurate and many of which involve factors that are beyond the control of the company.  The material assumptions may include assumptions regarding the following:  forecasts from our customers, which range outwards from 30 days to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan.  These assumptions are based on management’s current views with respect to current plans and events, and will be subject to the risks and uncertainties discussed above.  Our guidance for the third quarter of 2008 is given for the purpose of providing information about management’s current expectations and plans relating to the third quarter of 2008.  Readers are cautioned that such information may not be appropriate for other purposes.

Recent Accounting Developments

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and intangible assets,” which replaces the existing standards.  This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets.  This standard is effective for 2009.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

International financial reporting standards(IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises in Canada. Effective January 1, 2011, companies must convert from Canadian GAAP to IFRS.  IFRS is effective for our first quarter of 2011. We have begun to develop plans to implement the new standards. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.